As filed with the Securities and Exchange Commission on May 12, 2000
                                              Registration No. 333-96039

------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                 CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                        Delaware                     23-2498715
            -------------------------------      -------------------
            (State or other jurisdiction of       (I.R.S. Employer
              incorporation organization)        Identification No.)

                               1735 Market Street
                          Mellon Bank Center, Suite 1300
                        Philadelphia, Pennsylvania  19103
                                 (215) 979-3600
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           PETER S. PELULLO, President
                               1735 Market Street
                         Mellon Bank Center, Suite 1300
                       Philadelphia, Pennsylvania  19103
                                (215) 979-3600
    ------------------------------------------------------------------------
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                            DAVID S. ROSENTHAL, ESQ.
                     Swidler Berlin Shereff Friedman, LLP
                             405 Lexington Avenue
                           New York, New York 10174
                               (212) 758-9500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

  ============================================================================
                       CALCULATION OF REGISTRATION FEE
  =============================================================================
                                     Proposed       Proposed
  Title of each                       Maximum        Maximum
    class of      Amount to be       Offering       Aggregate      Amount of
  securities to    registered          Price        Offering      registration
  be registered                      per share        Price       fee(2)(3)(9)
  -----------------------------------------------------------------------------
  Common Stock,   115,268,388(1)(2)    $2.01(6)    $229,655,901(2)   $60,629
   $0.001 par                (3)(4)                            (3)
   value per        4,160,000          $2.02(7)       8,403,200        2,218
     share          8,833,333(1)(5)    $3.00(8)      26,499,999        6,996
                    3,483,333(1)(5)    $4.00(8)      13,933,332        3,679
                    1,060,000(1)(5)    $3.03(8)       3,211,800          848
                      640,000(1)(5)    $5.00(8)       3,200,000          845
                      250,000(1)(5)    $2.38(8)         595,000          157
                      200,000(1)(5)    $2.63(8)         526,000          139
                      100,000(1)(5)    $2.72(8)         272,000           72
                      100,000(1)(5)    $2.47(8)         247,000           65
                       25,000(1)(5)    $3.25(8)          81,250           21
                  -----------                      ------------      -------
  Totals          134,120,054                      $286,625,482      $75,669
  -----------------------------------------------------------------------------

(1) Includes additional number of shares that may become issuable by reason of anti-dilution provisions of common stock purchase warrants pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act").

(2) Pursuant to Rule 429 under the Securities Act, this Registration Statement includes 250,000 shares of common stock issuable upon exercise of common stock purchase warrants, 100,000 of which were originally registered on Form S-2, File No. 333-31691 declared effective on August 18, 1997, and 150,000 of which were originally registered on Form S-2, File No. 333-52921 declared effective on August 6, 1998. We previously paid registration fees totaling $128.79 to register the aforesaid securities.

(3) Pursuant to Rule 429 under the Securities Act, this Registration Statement includes 761,721 shares of common stock which were originally registered on Form S-2, File No. 333-52921 declared effective on August 6, 1998. We previously paid registration fees totaling $346.24 to register the aforesaid securities.

(4) Includes 1,800,000 shares of common stock issuable upon exercise of outstanding warrants, excluding the 250,000 shares described in footnote 2 above.

(5) Represents shares of common stock issuable upon exercise of outstanding warrants.

(6) Common stock price per share calculated in accordance with Rule 457(c) under the Securities Act using the average of the closing bid and ask prices for the common stock on February 1, 2000. These shares were included in the Calculation of Registration Fee table in the registration statement on Form S-3 filed on February 2, 2000.

(7) Common stock price per share calculated in accordance with Rule 457(c) under the Securities Act using the average of the closing bid and ask prices for the common stock on May 10, 2000.

(8) Price per share of common stock underlying warrants calculated in accordance with Rule 457(g) under the Securities Act based upon the warrant exercise price.

(9) We previously paid $67,784 of these registration fees as further detailed in the Calculation of Registration Fee table in the registration statement on Form S-3 filed on February 2, 2000.

                             ______________________

As permitted by Rule 429(a), the Prospectus included herein also relates to Registration Statement Nos. 333-31691 and 333-52921.

                             ______________________

     We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.




                                   iii

        [TO BE INSERTED ALONG LEFTHAND SIDE OF THIS PROSPECTUS COVER PAGE]
                             [RED HERRING LEGEND]


     The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


                 Subject to Completion, Dated May 12, 2000



                                  PROSPECTUS
                                  ----------

               CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.

                           134,120,054 Shares of
                               Common Stock

     We are furnishing this document to you to allow the selling security holders named in this document to sell:

   - up to 117,378,388 shares of common stock from time to time; and
   - up to 16,741,666 shares of common stock upon the exercise of outstanding common stock purchase warrants.

     We will not receive any proceeds from the resale by the selling security holders of their shares of common stock. We will receive proceeds of $52,569,216 if all of the warrants to purchase 16,741,666 shares of common stock are exercised.

     All costs, expenses and fees in connection with the registration of the shares of common stock will be paid by us, except that each selling security holder will pay his, her or its own selling commissions and fees.

     Our common stock is quoted on the OTC Bulletin Board under the symbol "CLRI". On May 10, 2000, the closing bid price was $2.00 per share of common stock.


WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8, WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH THESE SECURITIES, TOGETHER WITH THIS DOCUMENT, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The date of this prospectus is _________________

                            TABLE OF CONTENTS



         PROSPECTUS SUMMARY                                     3

         RISK FACTORS                                           8

         USE OF PROCEEDS                                       21

         SELLING SECURITY HOLDERS                              21

         PLAN OF DISTRIBUTION                                  27

         DESCRIPTION OF SECURITIES TO BE REGISTERED            29

         LEGAL MATTERS                                         30

         EXPERTS                                               30

         SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS     30

         INCORPORATION OF CERTAIN INFORMATION BY REFERENCE     32

                             PROSPECTUS SUMMARY

     The following summary highlights information from this prospectus, including information incorporated by reference in this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including the "Risk Factors" section, the financial statements and the notes to those financial statements.


               CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.

     We are positioning our business to be a supplier of a broad line of telecommunications products and services utilizing Internet Protocol, also known as IP, traditional circuit switched and wireless technologies. We plan to offer our products and services through wholesale and retail distribution channels in the United States and internationally.

     The current focus of our business is in the following two industry segments: telephony/Internet services and wireless voice messaging services. Our telephony/Internet business utilizes both IP and circuit switched technologies, and includes the following services:

     - prepaid and post paid phone cards;
     - residential and business long distance services;
     - fax services; and
     - turnkey Internet solutions including traditional dial-up access, web hosting, co-location and e-commerce services.

     Our wireless voice messaging division is developing a wireless telecommunications technology that utilizes FM radio frequencies.

Description of Internet Protocol Telephony

     The telecommunications industry has historically transmitted voice and data over separate networks using different technologies. Traditional telecommunications carriers have built telephone networks based on circuit switching technology. Circuit switching technology establishes and maintains a dedicated path for each call until the call is terminated. When a telephone call is placed, a circuit is established and the circuit remains dedicated to the call being transmitted. The circuit remains unavailable to transmit any other call until the original call is terminated.

	IP technology was designed to utilize transmission capacity more efficiently over a telecommunications network. IP technology divides data and voice signals into digital packets that are transmitted over different channels of a network to a final destination where they are reassembled in the original order in which they were transmitted. The packets of data may be transmitted over the public Internet or a privately managed IP network, such as our IP network. When a call is placed over an IP network, the voice signals are packetized at an IP switch and the packets of data are sent via the Internet or a privately managed network over different channels or paths. An IP switch is a strategically located computer system that uses IP technology to packetize and reassemble data and voice signals. When the packets of data reach the IP switch closest to the destination of the call, the IP switch reassembles the data to its original order and delivers it to the intended destination so that the person receiving the call hears the message as it was originally transmitted. IP packet switching uses capacity in a network more efficiently because the network does not need to establish dedicated circuits for each transmission. As a result, more data can be transmitted over an IP network compared to a circuit switched network.

     IP or packet switching technology allows service providers to combine their traditional voice and data networks to more efficiently utilize their networks by carrying voice, fax and data traffic over the same network. In addition, the cost of building an IP network is substantially lower than building a traditional circuit switched network. We believe that a typical voice over IP switch costs approximately 80% less than a standard telecom circuit switch.

     Improved efficiencies of IP technology create network savings that can be passed to the consumer in the form of lower long distance rates. In addition, international telephone calls switched via IP technology are less expensive because they currently are not included in the international settlement process, which represents a significant portion of traditional international long distance tariffs. IP technology also offers the opportunity to develop various other applications that may be sold in the future.

Our Telephony/Internet Services Business

     Our telephony/Internet services business currently offers prepaid phone cards, residential and business long distance, and fax services through IP and traditional circuit switching technologies. Also, as a domestic Internet service provider, we offer turnkey Internet solutions including traditional dial-up access, web hosting, co-location and e-commerce services. Our telephony/Internet services business has been built through the acquisitions of several companies.

     In May 1999, we acquired MegaHertz-NKO, Inc., a company formed in January 1999 to succeed to the operations of MegaHertz Communications Corp., an Internet service provider, and NKO, Inc., a provider of enhanced telecommunications and IP telephony services, which include voice, data, fax and video services. We changed the name of the MegaHertz-NKO business to Clariti IP Services. In October 1999, we acquired NKA Pty, Ltd., an Australian based provider of IP telephony to corporate clients. We changed the name of the NKA business to Clariti IP Asia. These acquisitions have provided us with an operating base upon which we plan to build a global network using IP technology over a privately managed network. In addition, Clariti IP Services offers nationwide Internet access for individuals, businesses and organizations.

     In December 1999, we acquired Tekbilt World Communications, Inc., a telecommunications company doing business under the name TWC Direct. We changed the name of TWC Direct to Clariti Telecom. Clariti Telecom offers long distance and toll-free services, prepaid calling cards, postpaid calling cards, prepaid cellular and e-commerce telecommunications services, through both retail and wholesale distribution channels. This acquisition added approximately 47,000 established points of distribution for our products and services. Clariti Telecom presently utilizes both IP and traditional circuit switched technologies.

Description of Our Privately Managed IP Network

     We use IP technology over a privately managed IP network to transmit some of our customers' calls. This privately managed network is interconnected with circuit switched telephone networks and provides connections to telephones worldwide. Because no other traffic may be transmitted over our IP network without our permission, we believe the voice quality of our transmissions is comparable to that of conventional switched technology, but without the high cost of conventional circuit switching hardware. In addition, we believe the voice quality of our transmissions is higher than those of other Internet telephony companies who use the public Internet to transmit their calls. The quality of calls transmitted over the public Internet is currently lower because it is more difficult to manage the flow of information over the Internet, which is a public network, than a privately managed network. We are in the process of building a global private network for our IP telephony business. We currently have domestic IP switches located in Florida and New York, as well as internationally in Peru, Australia, Bulgaria and Israel. We expect to increase the number of our IP switches as call traffic and market conditions warrant, which should have the effect of further decreasing transmission costs. Our IP switches are connected by a network of various types of telecommunication lines that we lease from third parties.

Our Wireless Voice Messaging Business

     We are presently developing a wireless voice messaging system. The system utilizes our proprietary protocol, which is called ClariCAST(TM) to transmit digitally encoded voice messages over the FM-SCA channels of a designated FM radio station. FM-SCA channels are the sideband of an FM radio station's broadcasting frequency. When the system has been completed and rolled out commercially, a subscriber to the system will purchase a handheld voice message player, sold by us, and pay a monthly subscription fee for wireless message service. We currently plan to subcontract out the manufacturing of our handheld voice message player. Callers can leave voice messages for the subscriber by calling the system's central phone number and entering the subscriber's personal identification number. The calling party's message is then digitized, compressed and transmitted by the radio station's FM transmitter to the specific subscriber. The wireless voice messaging system provides messages that coexist, but do not interfere, with the FM radio station's existing commercial broadcasts.

     The use of FM-SCA channels, which are available on FM radio stations throughout the world, means that our wireless voice messaging system will require significantly less investment to establish a network and deploy the necessary hardware than a traditional paging or cellular system. In addition, the existence of the FM radio station's transmission infrastructure and the simplicity of our wireless voice messaging system will allow for more rapid installation of the system.

     In April 1998, we successfully tested a prototype of our digital wireless voice messaging system in Philadelphia, Pennsylvania. We also successfully tested the prototype of our system in Brazil, Canada, and two other cities in the United States. We are now in the process of completing development of a wireless voice messaging player, the components to the wireless voice messaging system, finalizing the software and testing the entire system as a finished product. We expect to launch our commercial wireless voice messaging service during the Year 2000.

Marketing

     We rely primarily on agents, resellers and retailers focused principally on sales of our prepaid calling cards and other telephony services. Our Internet service provider services are marketed directly to consumers through advertising via the Internet, newspapers and other media.

     We plan to market our wireless voice messaging system in the United States and internationally. We believe that, possibly, the most significant opportunities for the system are in emerging markets, including China and Brazil. We are in the process of developing a marketing and distribution strategy for our wireless voice messaging system. We plan to explore all avenues of distribution, including sales through independent distributors, resellers and direct marketers and entering into joint ventures for the distribution of our system. In April 1999, we signed a memorandum of understanding with Acme Paging, whose subsidiary, Conectel, is the largest paging company in Latin America. Pursuant to the terms of the memorandum of understanding, we plan to form a partnership with Conectel to offer our wireless voice messaging service in Brazil. We are currently involved in discussions for partnership opportunities in countries other than Brazil.

Competition

     Our telephony business competes with those of numerous well-established companies such as AT&T, MCI Worldcom and Sprint, all of which have substantially greater financial, technical, personnel and other resources than we do, and have established reputations for success in the telephony business. Certain of these competitors may also have the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for telephony services. We also compete with many smaller service providers, including IP telephony and Internet telephony companies such as DeltaThree.com, Net2Phone and ITXC. Likewise, our Internet service provider business also competes with those of numerous well-established companies such as America Online, all of which have substantially greater financial, technical, personnel and other resources than us, and have established reputations for success in the Internet service provider business.

     We expect our wireless messaging system will compete with those of numerous well-established companies which design, manufacture or market pagers, cellular phones, wireless communications systems and paging and cellular service, such as Motorola, AT&T, Sprint PCS and Pagenet. All of these companies have substantially greater financial, technical, personnel and other resources than we have and have established reputations for success in the development, licensing and sale of their products and services. Our wireless messaging system will also compete with the wireless voicemail systems developed by Cue Corporation and Omnivoice Technologies, Inc., both of which are relatively new systems.

History of Clariti

     Prior to October 1999, our primary business was to provide international telephony services in the United Kingdom and France, which was conducted through our wholly-owned subsidiaries, GlobalFirst Holdings, Ltd., Mediatel Global Communications, Ltd., and their subsidiaries. We acquired GlobalFirst in December 1998 and Mediatel in March 1999. Our international telephony services consisted of international long-distance services in the United Kingdom and France, including prepaid phone cards, provided by GlobalFirst and Mediatel. On October 11, 1999, GlobalFirst, Mediatel and their subsidiaries filed for voluntary liquidation in the United Kingdom and all of their operations ceased as of that date.

     We were originally formed in February 1988 as the successor to a music and recording studio business owned and operated by Peter Pelullo, our current Chairman of the Board and President. We became a publicly held company upon a merger in January 1991 with an inactive public company incorporated in Nevada. The surviving corporation changed its name to "Sigma Alpha Entertainment Group, Ltd." and was subsequently reincorporated in Delaware. In March 1998, we changed our name to Clariti Telecommunications International, Ltd. Our offices are located at 1735 Market Street, Mellon Bank Center, Suite 1300, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 979-3600.

                                RISK FACTORS

     The securities being offered are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Therefore, you should, prior to purchasing shares of common stock, consider very carefully the following risk factors, as well as all other information set forth in this prospectus.

We Need to Obtain Financing in Order to Continue Our Operations

     To date, we have funded our operations through private equity funding. Due to operating losses and our expansion, we remain undercapitalized.

     On a prospective basis, we will require both short-term financing for operations and longer-term capital to fund our expected growth. We have no existing bank lines of credit and have not established any sources for additional financing. Our ability to acquire additional operations and facilities to grow will be dependent upon our ability to raise longer-term capital or otherwise finance our acquisitions. Based on our current operating plan, we have enough cash to sufficiently meet our anticipated cash requirements through December 2000. We currently do not have arrangements with respect to, or sources of, additional financing. Additional financing may not be available to us, or if available, may not be available upon terms and conditions acceptable to us. If adequate funds are not available, we may be required to delay, reduce or eliminate product development or marketing programs. The telecommunications industry is rapidly evolving. Our inability to take advantage of opportunities in the industry because of capital constraints may have a material adverse effect our business and our prospects.

We Have a Limited Operating History Upon Which to Base an Evaluation of Our Performance

     We were formed in February 1988 as the successor to a music and recording studio business. In January 1991, we became a publicly held company upon a merger with an inactive public company incorporated in Nevada. In early 1995, we were introduced to the concept of voice paging using FM radio frequencies, our wireless division. In May 1999, we acquired MegaHertz-NKO, Inc. (now known as Clariti IP Services), our providers of Internet services and enhanced telecommunications and IP telephony services. In October 1999, we acquired NKA Communications Pty, Ltd. (now known as Clariti IP Asia), our Australian based provider of IP telephony products to corporate clients. In December 1999, we acquired Tekbilt World Communications, Inc. (now known as Clariti Telecom), our provider of long distance and toll-free services, prepaid calling cards, postpaid calling cards and prepaid cellular and e-commerce telecommunications services, both through retail and wholesale distribution channels. As an early stage company in the new and rapidly evolving telecommunications industry, we face numerous risks and uncertainties. In addition, we have had only a limited operating history in the telecommunications industry upon which investors may base an evaluation of our performance.

We Have a History of Losses and Expect that Losses Will Continue in the Future

     Since our inception, we have incurred significant losses, including net losses of $220,412,000 and $4,248,000 for the years ended June 30, 1999 and 1998, respectively, and net loss before extraordinary item of $11,989,000 for the six months ended December 31, 1999. The $220,412,000 net loss for the year ended June 30, 1999 included a $152,214,000 write-off of goodwill related to the liquidation of certain foreign subsidiaries. For the six months ended December 31, 1999 and the years ended June 30, 1999 and 1998, we spent $1,510,000, $2,465,000, $1,188,000, respectively, on research and development, primarily for the development of our wireless voice messaging system. We expect that research and development, marketing and operating expenses will increase significantly during the next several years. In order to achieve profitability, we will need to generate significant revenue. We cannot assure you that we will generate sufficient revenue to achieve profitability. We currently project that we will continue to generate operating losses and negative cash flow from operations at least through 2000. We cannot assure you that we will ever achieve, or if achieved, maintain, profitability. If revenue grows more slowly than we anticipate or if research and development, marketing and operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operation and financial condition will be materially adversely affected.

We Expand Through Acquisitions Which May Cause Dilution of our Common Stock and Additional Debt and Expenses

     We regularly pursue opportunities to expand through acquisitions. We plan on continuing to seek acquisitions and joint ventures that complement our services, broaden our consumer base and improve our operating efficiencies. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on us. Acquisitions also involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of acquired companies, which could result in charges to earnings or otherwise adversely affect our operating results. There can be no assurance that acquisition or joint venture opportunities will continue to be available, that we will have access to the capital required to finance potential acquisitions, that we will continue to acquire businesses or that any acquired businesses will be profitable.

We Have Recently Acquired Several Companies and We May Not be Able to Successfully Integrate Our Operations Which Could Slow Our Growth

     We recently acquired MegaHertz-NKO, Inc. (now known as Clariti IP Services), NKA Communications Pty, Ltd. (now known as Clariti IP Asia) and Tekbilt World Communications, Inc. (now known as Clariti Telecom). Our strategy is to become an international integrated telecommunications provider. We have limited experience operating our businesses, individually or on an integrated basis. Integration of our existing and acquired business involves certain risks, including, among other things:

     - we may encounter difficulties integrating our acquired businesses, assimilating new employees, and integrating the acquired operations, services and products which may slow our revenue growth;

     - we may not be able to fund the operations of acquired businesses if operating losses continue;

     - we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures and policies which may prevent us from realizing operating efficiencies; and

     - the combination of our businesses may not be successful.

We Are in Competition With Companies That Are Larger, More Established and Better Capitalized Than We Are

     The telecommunications industry is highly competitive, rapidly evolving and subject to constant technological change. Other telecommunications providers currently offer one or more of each of the products and services we offer. Currently, there are numerous companies offering IP telephony products and services and many have substantial presence in this market. Some of our competitors in the telephony market include AT&T, MCI Worldcom and Sprint. We also compete with many smaller service providers, including IP telephony and Internet telephony companies such as DeltaThree.com, Net2Phone and ITXC. We expect competition to increase in the future. Our Internet service provider business also competes with well-established companies including America Online. We also expect that our wireless voice messaging products and services will compete with those of numerous well-established companies, including Motorola, AT&T, Sprint PCS and Pagenet, which design, manufacture or market pagers, cellular phones, wireless communications systems and cellular service. We will also compete with companies such as Cue Corporation and Omnivoice
Technologies, Inc., which offer wireless voicemail messaging services.   Many
of our competitors have:

     - greater financial, technical, engineering, personnel and marketing resources;
     - longer operating histories;
     - greater name recognition; and
     - larger consumer bases than us.

These advantages afford our competitors pricing flexibility.

     Telecommunications services companies may compete for consumers based on price, quality of service and brand recognition, with the dominant providers conducting extensive advertising campaigns in order to capture market share. Competitors with greater financial resources may also be able to provide more attractive incentive packages to retailers in order to encourage them to carry products that compete with our products and services. In addition, competitors with greater resources than ours may be better situated to negotiate favorable contracts with retailers. We believe that existing competitors are likely to continue to expand their service offerings to appeal to retailers and their consumers. Moreover, because there are few, if any, substantial barriers to entry, we expect that new competitors are likely to enter the telecommunications market and attempt to market telecommunications services similar to our services which would result in greater competition. We cannot be certain that we will be able to compete successfully in the developing IP telephony market, Internet service provider market or the wireless messaging market.

Our Success Is Largely Dependent Upon Our Key Executive Officers and Other Key Personnel

     Our success is largely dependent upon our key executive officers, the loss of one or more of whom could have a material adverse effect on us. We believe that our continued success will depend to a significant extent upon the efforts and abilities of our executive officers and our ability to retain them. Although we believe that we would be able to locate suitable replacements for our executives if their services were lost, there can be no assurance we would be able to do so.

     In addition, our future operating results will substantially depend upon our ability to attract and retain highly qualified management, financial, technical and administrative personnel. Competition for highly trained technical personnel is intense. We cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business.

Independent Distributors Are a Significant Element of Our Growth Strategy

     We rely, and will rely with respect to our wireless messaging system, on independent distributors to distribute a significant portion of our products and services. A significant element of our growth strategy is to increase our sales and distribution of our products and services by expanding our presence in our current markets and by extending this network into new markets either by internal growth, acquisition or both. We may not be able to develop, recruit, maintain, motivate, retain and control a network of independent distributors. In addition, we have little control over the resources that independent distributors will devote to marketing our products and the amount of our competitors products that our independent distributors choose to market.

Rapid Technological Change Makes Our Success Unpredictable

     The telecommunications services industry is characterized by rapid technological change, new product introduction and evolving industry standards. Our success will depend, in significant part, on our ability to make timely and cost-effective enhancements and additions to our technology and introduce new services that meet consumer demands. We expect new products and services, and enhancements to existing products and services, will be developed and introduced in order to compete with our services. We are in the process of completing the development of technology that will permit us to market and deliver our wireless voice messaging system. The proliferation of new telecommunications technologies may reduce demand for wireless voice messaging products. There can be no assurance that we will have the financial resources to or will be successful in developing and marketing new services or enhancements to services that respond to these or other technological changes or evolving industry standards. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and marketing of our existing services, or our new services or enhancements may not adequately meet the requirements of the marketplace and achieve market acceptance. Delay in the introduction of new services or enhancements, our inability to develop new services or enhancements or the failure of such services or enhancements to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations.

We Are Dependent Upon Telecommunications Providers

     While we own some IP switches and traditional circuit switches, we do not own any transmission lines. As such, we depend primarily on other carriers for transmission and switching of our customers' calls. We will also depend on other carriers for transmissions of messages to our wireless voice messaging system. Further, we are dependent upon local exchange carriers for call origination and termination. Our ability to maintain and expand our business depends, in part, on our ability to continue to obtain telecommunications services on favorable terms from long distance carriers and other network suppliers, as well as the cooperation of both interexchange and local exchange carriers in originating and terminating service for our consumers in a timely manner. We may not be able to obtain long distance services in the future at favorable prices. In addition, a material increase in the price at which we obtain long distance service could have a material adverse effect on our operating margins.

     We depend on a small number of domestic long distance carriers to provide our phone card users access to cost-effective long distance service. We have agreements with these carriers to acquire long distance service for resale through our switching facilities. Failure to maintain continuous access to transmission facilities and long distance networks would materially adversely affect our business, including possibly requiring us to significantly curtail or cease our operations. Carriers frequently experience equipment failures and service interruptions, which could adversely affect customer confidence, our business operations and our reputation. Further, because we deduct minutes from our prepaid phone cards at fixed per-minute rates, any service interruption that forces us to re-route calling traffic through more expensive carriers could reduce our operating margins. Any increase in rates charged by our carriers also could reduce our operating margins.

We Are Subject to Uncertain Government Regulation

     We are subject to varying degrees of foreign, federal, state and local rules and regulations. The rules and regulations could change at any time in an unpredictable manner, which could have a material impact on our activities and our operating results.

Traditional Telecommunications Services

     For our traditional circuit switched services, including prepaid and other long distance services, we will be required to file interstate and international tariffs with the Federal Communications Commission and intrastate tariffs with the relevant state public utility commissions listing the rates, terms and conditions of certain services. In most states, we are required to obtain certification from the relevant state public utility commissions before providing service. Any failure to maintain proper federal and state tariffing or state certification, or non-compliance with federal or state laws or regulations could have a material adverse effect on us.

IP Telephony Services

     United States. IP telephony is a recent development. We believe that, under United States law, the Internet-related services that we provide constitute information services (as opposed to telecommunications services) and, as such, are not currently actively regulated by the Federal Communications Commission or any U.S. state public utility commission. Thus, for instance, our rates and terms and conditions of service for IP services are not regulated. Nevertheless, aspects of our operations may be subject to state or federal regulation, including regulations governing universal service funding, disclosure of confidential communications, copyright and excise tax issues. The FCC is considering whether or not to impose surcharges or additional regulations upon providers of IP telephony. In April 1998, the FCC issued its report to Congress concerning its implementation of the universal service provisions of the Telecommunications Act. In the report, the FCC indicated that it would examine the question of whether certain forms of "phone-to-phone" Internet protocol telephony should be classified for regulatory purposes as "information services" or "telecommunications services." The FCC did not have, as of the date of the report, an adequate record on which to make any definitive pronouncements, but did suggest that certain forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet protocol telecommunications services and lack the characteristics that would render them information services. Some regional Bell operating companies have advised Internet and IP telephony providers that they would like to impose access charges on Internet and IP telephony traffic. It is uncertain at this time whether these companies will actually be permitted to impose access charges and, if so, when such charges will become effective. In addition, one of these regional Bell operating companies filed a petition with the FCC seeking the imposition of access charges on phone-to-phone Internet and IP telephony services. The FCC has not acted upon this petition. If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC may find it reasonable to require payment of universal service contributions or access charges or to subject these services to traditional common carrier regulation. If Congress, the FCC, state regulatory agencies, foreign governments or supranational bodies begin to regulate IP telephony, we cannot be certain that any such regulation will not materially adversely affect our business, financial condition or results of operations. Application of new regulatory restrictions or requirements to us could increase our costs of doing business and prevent us from delivering our services by our current arrangements. If that were to occur, we would search for alternative arrangements for providing our services, including obtaining required regulatory approvals. Regulations could limit our service offerings, increase our costs and restrict our pricing flexibility and potentially limit our ability to compete effectively. In addition, regulations that affect the Internet could affect our ability to provide our services.

     International. The regulatory treatment of IP telephony outside of the United States varies widely from country to country. A number of countries that currently prohibit competition in the provision of voice telephony also prohibit IP telephony. Other countries permit but regulate IP telephony. Some countries will evaluate proposed IP telephony service on a case-by-case basis and determine whether it should be regulated as a voice service or as another telecommunications service. In many countries, Internet and IP technology has not yet been addressed by legislation or regulatory action. Increased regulation of the Internet or IP providers or the prohibition of IP telephony in one or more countries could materially adversely affect our business, financial condition, operating results and future prospects. The European Union, for example, distinguishes between voice telephony, which may be regulated by the Member States, and other telecommunications services, which are fully liberalized. With regard to IP telephony, the European Commission concluded in a Communication to the Member States that at present IP telephony should not be considered voice telephony and thus should not be regulated as such by the Member States. However, the Commission noted that providers of IP telephony whose services satisfied the European Union's definition of voice telephony could be considered providers of voice telephony and could be regulated by the Member States. Moreover, European Commission Communications are not binding on the Member States. Therefore, we cannot assure you that the services provided by us in the European Union will not be deemed voice telephony and, accordingly, subject to heightened regulation by one or more European Union countries in the future. France is currently conducting an investigation of how IP telephony should be regulated. China limits competition in the telecommunications industry to several government-owned companies. At present, IP telephony is permitted on an experimental basis only by China Unicom, China Telecom, and Jitong Communications. It is uncertain whether IP telephony will continue to be permitted when the trial period ends.

	Similarly, we provide our services in other countries in which the regulatory state of IP telephony is unclear or in the process of development, and in countries in which regulatory processes are not as transparent as in the United States and Europe. Changes in the regulatory regimes of these countries that have the effect of limiting or prohibiting IP telephony, or that impose new or additional regulatory requirements on providers of such services, may result in our being unable to provide service to one or more countries in which we currently operate. That result could have a material adverse effect on our business, financial condition and results of operations.

Wireless Messaging

     Our wireless voice messaging technology utilizes FM-SCA channels available on nearly all FM radio stations worldwide. In the United States, the FCC considers FM-SCA channels to be part of the total FM frequency allocated to a radio station and therefore regulates only the FM licensee, and does not require a separate license for the contractual use of FM-SCA channels. There can be no assurance that Congress, the FCC, state regulatory agencies, foreign governments or supranational bodies will not in the future require us to obtain a license to operate our business or impose other requirements on radio stations that may limit our ability to operate. Regulators in most of the foreign markets we plan to enter may take a similar position in their countries to that of the FCC regarding the licensing and regulation of FM-SCA channels. There can be no assurance that foreign regulatory agencies will allow us to operate our services.

A Billing Dispute with a Third Party May Affect Our Financial Position and the Price of Our Common Stock

     On or about June 17, 1999, we, together with Mediatel, GlobalFirst and Chadwell Hall Holdings Limited (formerly the owner of record of a majority of our stock), filed a Demand for Arbitration with the American Arbitration Association against Frontier concerning obligations arising under a March 4,

1999 agreement entered into by and among Frontier and Mediatel, GlobalFirst, Chadwell Hall and us. The parties entered into the March 4 agreement for the purpose of resolving certain billing disputes between Frontier on the one part and GlobalFirst and Mediatel on the other part. Under the March 4 agreement, we paid $3,000,000 to Frontier during March 1999 in payment of amounts allegedly due Frontier by Mediatel and/or GlobalFirst. Additionally, we issued to Frontier 5,000,000 shares of our common stock as security for the remaining balance, if any, due Frontier by Mediatel and/or GlobalFirst. The amount due Frontier by Mediatel and Global First as agreed to by the parties or as determined by arbitration is referred to in the March 4 agreement as the "account balance."

     The terms of the March 4 agreement provide in part that Chadwell Hall is liable for and guarantees payment in full of the account balance and, further, shall be obligated to purchase the 5,000,000 shares of our common stock from Frontier for an amount equal to the account balance. At any time prior to the purchase of the 5,000,000 shares of our common stock by Chadwell Hall, we may purchase any portion or all of the 5,000,000 shares of our common stock for an amount equal to the account balance. In the event of a default under the March 4, 1999 agreement, Frontier may, at its option, sell a sufficient amount of the 5,000,000 shares of our common stock in order to satisfy the account balance. If Frontier sells all 5,000,000 shares of our common stock for less than the account balance, Global First, Mediatel and Chadwell Hall are liable to pay Frontier the remaining account balance due to Frontier. Once Frontier collects the account balance (whether by sale of the 5,000,000 shares of our common stock or payment made by any of the parties), Frontier must surrender to us any remaining shares of our common stock.

     Frontier, in its recent filing with the American Arbitration Association, has alleged that (i) the account balance is at least $14,000,000; (ii) we fraudulently failed to disclose material information to Frontier at the time of signing the March 4 agreement; (iii) we, together with GlobalFirst, Mediatel and Chadwell Hall, breached the March 4 agreement and (iv) we, together with GlobalFirst, Mediatel and Chadwell Hall, are liable to Frontier for an amount to be determined by the Arbitrators, but at least $14,000,000.

     We dispute these allegations of Frontier. Further, we believe that (i) the account balance determined by Frontier is incorrect, (ii) our liability under the March 4 agreement is limited to the delivery of the 5,000,000 shares of our common stock to Frontier as collateral (which has already been accomplished) and that we have no obligation for the account balance, and (iii) the allegation of Frontier that we fraudulently failed to disclose material information to Frontier is incorrect.

     If Frontier is successful in its position, we would have a significant obligation to Frontier if the value of the 5,000,000 shares of our common stock is less than the account balance. Further, if neither we nor Chadwell Hall purchase the 5,000,000 shares of our common stock from Frontier and Frontier is then able to sell a significant amount of such shares in the open market, the market price of our common stock may decline.

Operating Internationally May Expose Us to Additional and Unpredictable Risks

     We intend to enter into international markets to expand sales of our IP telephony products and market our wireless voice messaging system. International operations are subject to inherent risks, including:

     - potentially weaker intellectual property rights;
     - difficulties in obtaining foreign licenses;
     - changes in regulatory requirements;
     - political instability;
     - unexpected changes in regulations and tariffs;
     - fluctuations in exchange rates;
     - varying tax consequences; and
     - uncertain market acceptance and difficulties in marketing efforts due to language and cultural differences.

Our Common Stock Is Illiquid

     Our common stock is currently traded on the OTC Bulletin Board and, as such, our common stock is relatively illiquid. There can be no assurance that an active public trading market for our common stock will be sustained.

The Exercise or Conversion of Our Outstanding Warrants, Options May Dilute the Percentage Ownership of Our Stockholders and the Value of Our Common Stock

     As of May 1, 2000, there were outstanding warrants and options to purchase an aggregate of 32,305,166 shares of our common stock. The exercise or conversion of outstanding stock options or warrants and any resulting issuance of additional shares of common stock would dilute the percentage ownership of our stockholders. Further, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding warrants or options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided by the outstanding warrants and options.

     If outstanding warrants and options are exercised in the future at prices below the price paid by purchasers of the shares of common stock offered under this prospectus, those purchasers will experience dilution of those shares.

Possible Depressive Effect of Future Sales of Common Stock Subject to Rule 144

     As of May 1, 2000,we had 142,834,067 shares of common stock outstanding (175,139,233 shares if we assume all of our outstanding warrants and options had been exercised). When the Registration Statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, 133,496,658 shares of common stock, or 93% of our common stock (150,238,324 shares, or 86% if we assume all of our outstanding warrants and options had been exercised), will be freely tradable without restriction under the Securities Act of 1933, as amended, subject to the lock-up restrictions on transfer referred to below. The remaining 9,337,409 shares, or 7% of our common stock (24,900,909 shares, or 14% if we assume all of our outstanding warrants and options had been exercised), were issued by us in private transactions, are treated as "restricted securities" as defined under the Securities Act and in the future may be sold in compliance with Rule 144 under the Securities Act or pursuant to a registration statement filed under the Securities Act. Rule 144 generally provides that a person holding restricted securities for a period of one year may sell every three months in brokerage transactions or market-maker transactions an amount equal to the greater of (1) one percent (1%) of our issued and outstanding common stock or (2) the average weekly trading volume of the common stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of Clariti and who has satisfied a two-year holding period. The sale of substantial numbers of such shares, whether pursuant to Rule 144 or pursuant to a registration statement, may have a depressive effect on the market price of our common stock.

     As of May 1, 2000, 83,974,321 shares (including 81,701,988 shares covered by this prospectus), or 60% of our common stock (83,974,321 shares, or 48%, if we assume all of our outstanding warrants and options had been exercised), were subject to lock-up agreements. The parties to the lock-up agreements are not permitted to sell their shares until the expiration of the lock-up period without our prior consent. Current lock-up agreements have expiration dates ranging from June 2000 to March 2002. The expiration of a particular lock-up period could have a depressive effect on the market price of our common stock.

Future Issuances of Preferred Stock May Dilute the Rights of Common
Stockholders

     Our Board of Directors has the authority to issue up to two million shares of a new series of preferred stock and to determine the price, privileges and other terms of such shares. The Board may exercise this authority without the approval of the stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire control of Clariti.

SPECIFIC RISKS ASSOCIATED WITH OUR TELEPHONY AND INTERNET PRODUCTS AND SERVICES

Our Growth as an IP Telephony Service Provider Depends on the Success and Increased Use and Acceptance of IP Technology

     The IP telephony services market is new and rapidly evolving. The demand and market acceptance of our products is uncertain and subject to a high degree of risk. In order for our IP telephony products to be successfully accepted in the marketplace, IP telephony technology must be accepted as a viable alternative to traditional telephony services. Because this market is new and evolving, it is difficult to predict the size of the market and its growth rate. If the IP telephony market fails to develop or develops more slowly than we anticipate, we will not be able to generate revenues from our IP telephony services at the rate we anticipate.

The Operation of our Managed Network Is Dependent Upon Our Ability to Protect Equipment and Data at Our Facilities

     The operation of our managed network is dependent upon our ability to protect the equipment and data at our IP and circuit switches against damage that may be caused by fire, power loss, technical failures, viruses, unauthorized intrusion, natural disasters, sabotage and other similar events. Although we have taken precautions to protect ourselves and our customers from events that could interrupt delivery of services, our systems are vulnerable to fire, acts of sabotage, technical failure, viruses, human errors, natural disasters or similar events beyond our control. Any of these events might damage or cause our system to fail. Any damage to or failure of our system or operations could result in the reduction or termination of our services.

     We maintain business interruption insurance providing for coverage of certain of our business operations. There can be no assurance that we will be able to maintain our insurance, that insurance would continue to be available at reasonable prices and on favorable terms or that insurance would be sufficient to compensate us for losses we experience due to our inability to provide services to our consumers. We do not currently maintain business interruption insurance at Clariti IP Asia.

We Face Risks of Loss from Returned Transactions, Fraud, Bad Debt and Theft of Services

     We utilize national credit card clearance systems for electronic credit card settlement. We generally bear the same credit risks normally assumed by other users of these systems arising from returned transactions caused by closed accounts, frozen accounts, unauthorized use, disputes, theft or fraud. Our relationships with providers of merchant card services such as VISA and MasterCard could be adversely affected by excessive uncollectibles. Termination of our ability to offer recharges through merchant card services would have a material adverse effect on us.

     From time to time, persons have obtained services without rendering payment to us by unlawfully utilizing our access numbers and personal identification numbers (PINs). Although we have not experienced material losses due to such unauthorized use of access numbers and customized PINs, we cannot assure you that we will not incur future material losses due to unauthorized use. Although we attempt to manage these credit, theft and fraud risks through our internal controls, monitoring and blocking systems, our measures may not be sufficient to effectively limit all of our exposure to fraud in the future.

Our Growth as an Internet Service Provider Depends on the Success and Increased Use of the Internet

     The Internet service market is new and rapidly evolving. The demand and market acceptance of our products is uncertain and subject to a high degree of risk. In order for our Internet products and services to be successfully accepted in the marketplace, the Internet must be accepted as a viable alternative to traditional telephony services. Because this market is new and evolving, it is difficult to predict the size of the market and its growth rate. If the market for our Internet products and services fails to develop or develops more slowly than we anticipate, we will not be able to generate revenues from our Internet services at the rate we anticipate. In addition, if Internet usage grows too quickly, Internet infrastructure may not be able to support the demands placed on it by its growth and its performance and reliability may decline.

SPECIFIC RISKS ASSOCIATED WITH OUR WIRELESS VOICE MESSAGING SYSTEM

Consumers May Not Accept our Wireless Voice Messaging System

     The acceptance of our wireless voice messaging system is a key element to our success and profitability. As with all new products, there is a risk that consumers may not accept our product. We may not be able to demonstrate the benefits of our product to consumers to sufficiently convince them to purchase our system. The development of new voice messaging services is evolving and highly competitive. Other companies may develop products in response to technological changes that make our system noncompetitive, especially if the development, introduction and marketing of our product is delayed.

We May Not Be Able to Develop Our Wireless Voice Messaging System

     Although we have successfully tested a prototype of our digital wireless voice messaging system in selected areas, we may not be able to successfully develop a commercially viable production model. New product development efforts are subject to many inherent risks, including unanticipated delays, expenses, market acceptance, technical problems or difficulties, as well as possible insufficiency of funding to complete development. We cannot be certain when our wireless voice messaging system will be completed, that our products can be developed within a reasonable development schedule, if at all, or that they can be produced at a reasonable cost.

We Depend Upon Other Companies to Assist in the Engineering, Development and Manufacturing of Our Wireless Voice Messaging System

     We have contracted with other companies to engineer and develop portions of our wireless voice messaging system. In addition, we plan to contract with other companies to manufacture our voice messaging player, SCA generator or related components. We will depend on the ability of other companies to engineer, develop, manufacture and assemble certain components of our system in accordance with our specifications. These companies may be unable to meet our specifications or may experience delays in delivering our products to us.

We Have No Experience in Marketing or Distributing Our Wireless Voice Messaging System

     While members of management have many years of marketing and distribution experience in the wireless messaging market, we have no way to determine whether traditional sales and marketing techniques will be effective in marketing and distributing our wireless voice messaging system. Establishing a sales and marketing capability in our target markets will require substantial efforts and significant resources.

We May Be Dependent Upon Third Parties to Market and Distribute Our Wireless Voice Messaging System

     We intend to distribute our wireless products primarily through third party distributors. The success of our wireless voice messaging system depends upon our ability to seek out partners who are experienced with marketing and distributing wireless products in their respective geographic areas. We have executed a Memorandum of Understanding with Conectel, the largest paging company in Latin America. We will need additional arrangements to distribute our wireless voice messaging system. We may not be able to maintain our arrangement with Conectel or enter into additional distribution arrangements. In addition, we have little control over the resources that our distributors will devote to marketing our system.

We May Be Dependent Upon Third Parties To Provide FM-SCA Channels in Areas in Which We Intend to Operate Our Wireless Voice Messaging System

     In markets where we intend to distribute and operate our wireless voice messaging system, we will be required to enter into contractual arrangements with FM radio stations in order to secure the use of FM radio subcarrier frequencies to operate our wireless voice messaging system. We may not be able to enter into these arrangements or we may not be able to obtain sufficient radio frequency coverage in our target market. In addition, FM radio station owners may develop other uses for their subcarrier frequencies which would limit our ability to enter into these arrangements. If we are unable to enter into arrangements with a significant number of FM radio stations, or to do so on economically advantageous terms, our ability to commercialize our wireless voice messaging system and our profitability, if any, will be limited.

We Have Limited Protection of Proprietary Rights and Technology

     Our intellectual property rights include patents, copyrights, trade secrets, trademarks and exclusive and non-exclusive licenses. We have been granted a U.S. patent dealing with FM Subcarrier Digital Voice Paging. Patents on this invention have also been granted in South Africa and Taiwan and are pending in 10 additional countries. We have also filed for patent protection in the United States and multiple foreign countries on a number of additional inventions. Our pending patent applications include:

     - aspects of our proprietary wireless protocol ClariCast(TM);
     - a unique interference-reduction technique; and
     - the overall design of our wireless voice messaging player.

     We cannot be certain that any patent applications will result in the issuance of a patent or that our patents will withstand any challenges by third parties.

We Face Risks of Infringement Claims

     We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, even though we take steps to assure that neither our employees nor our contractors knowingly incorporate unlicensed copyrights or trade secrets into our products. It is possible that third parties may claim that our current or future products may infringe upon
their patent, copyright, trademark or trade secret rights.   Any such claims,
regardless of their merit, could be time consuming, expensive, cause delays in introducing new or improved products or services, require us to enter into royalty or licensing agreements or require us to stop using the challenged intellectual property. Successful infringement claims against us may materially disrupt the conduct of our business or affect profitability. There are currently no legal proceedings or claims for infringement of intellectual property rights pending against us.

Unauthorized Use of Our Intellectual Property and Trade Secrets May Affect our Market Share and Profitability

     We rely on our patents, copyrights, trademarks, trade secrets, know how and continuing technological advancement to establish a competitive position in the marketplace. We attempt to protect our proprietary technology through an employee handbook and agreements with our employees. Other companies may independently develop or otherwise acquire similar technology or gain access to our proprietary technology. Despite our precautions, there can be no assurance that we will be able to adequately protect our technology from competitors in the future. The enforcement of patent rights often requires the institution of litigation against infringers. This litigation is often costly and time consuming.


                                 USE OF PROCEEDS

     We will not receive proceeds from any sale of shares of common stock by the selling security holders. We will receive approximately $52,569,216 if all of the warrants to purchase 16,741,666 shares of common stock are exercised.
We intend to use proceeds from the possible exercise of the warrants for general corporate purposes. Pending use of the proceeds, they will be invested in short term, interest bearing securities or money market funds.


                            SELLING SECURITY HOLDERS

     This prospectus relates to the proposed resale by the selling security holders of shares of common stock. This table sets forth as of May 1, 2000 certain information with respect to the persons for whom we are registering shares of common stock for sale to the public, except as disclosed in the footnotes below. None of these persons has had a material relationship with or has held any position or office with us or any of our affiliates within three years, other than as disclosed in the footnotes below. We will not receive any proceeds from the sale of the shares of common stock. We will, however, receive proceeds from the exercise of any warrants. See "Use of Proceeds" above. The percentage of the common stock to be beneficially owned after the completion of the offering by each selling security holder will be zero or less than one percent.

                                        Number of Shares     Number of Shares
                                        Of Common Stock      Of Common Stock
                                        Beneficially         Offered for
                                        Owned as of          Account of
Name of Selling Security Holder         May 1, 2000(1)       Beneficial Owner
-------------------------------         ----------------     ----------------
Ansteed Investment Ltd.(2)                52,607,603           52,607,603
ABC Corporation(3)                        10,552,783           10,052,783
Corporate and Legal
 Nominees L acc Staff                      5,427,336            5,427,336
Atlantic Communications
 International, Ltd.                       5,148,046            4,528,571
Frontier Corporation(4)                    5,000,000            5,000,000
World Web Communications Ltd.              4,692,706            4,692,706
Mandalay Holding Company, Inc.             4,657,636            4,657,636
Perdell Holdings Ltd.                      3,791,354            3,791,354
First Investments Company Ltd.             3,791,353            3,791,353
Corporate and Legal Nominees
 L acc 036                                 3,104,472            3,104,472
Zandano and Partners SA(5)                 3,060,000            3,060,000
Vitalex International Ltd.                 2,960,930            2,960,930
Beresford Ltd.                             1,772,165            1,772,165
Brannigan Developments Ltd.                1,767,671            1,767,671
Curtis Division Ltd.                       1,767,671            1,767,671
NKO, Inc.                                  1,688,400            1,688,400
Ansbacher (Isle of Man) Ltd.               1,662,804            1,662,804
Cathkin International SA                   1,616,095            1,616,095
Banca Popolare Commercio
 e Industria                               1,500,000            1,500,000
Daniel McDuffie(6)                         1,416,095            1,116,095
Elfin Trust Company Ltd.
 - acc Willow                              1,281,140            1,281,140
MegaHertz Communications Corp.               980,279              736,703
Peter Schuitemaker                           806,808              806,808
Applied Telecommunications
 Technologies NV                             800,000              800,000
Arnold Berlin and Myra Berlin                724,382              724,382
Chadwell Hall Holdings Ltd acc HP            689,885              689,885
Maross Holdings Ltd.                         674,218              674,218
Tajine Investments Ltd.                      673,924              467,727
Pennsylvania Merchant Group Ltd.(7)          609,831               80,721
BSI SA(8)                                    600,000              600,000
Banca Leonardo                               575,000              575,000
Corporate and Legal Nominees L acc AC        569,431              569,431
Parikh Investments Ltd.                      550,000              550,000
Anthony M. Collura(9)(10)                    505,000              445,000
Corangamite Pty Ltd., Trustee                504,774              504,774
Jana Emanuel                                 500,000              500,000
BNL Gestioni SGR p.A. - Fondo
 Investire America                           425,000              425,000
Elfin Trust Company Ltd.
 - acc Keurboom                              402,500              402,500
Consortium Communications Int'l.
 Pty Ltd., Trustee                           401,956              401,956

                                        Number of Shares     Number of Shares
                                        Of Common Stock      Of Common Stock
                                        Beneficially         Offered for
                                        Owned as of          Account of
Name of Selling Security Holder         May 1, 2000(1)       Beneficial Owner
-----------------------------------     ----------------     ----------------
BNL Gestioni SGR p.A. - Fondo
 Investire Internazionale                    400,000              400,000
SG Ruegg Bank Ltd.(11)                       400,000              400,000
Banca Commerciale Italiana (Suisse)          350,000              350,000
Coutts (Jersey) Limited                      300,000              300,000
Alan R. Davidson(12)                         249,500              200,000
EFM Associates (13)                          241,667              225,000
Lahard Systems Ltd.                          230,000              230,000
Banca Adamas                                 225,000              225,000
Banca Sella SpA                              200,000              200,000
SCF Societa Di Consulenza(14)                200,000              200,000
BNL Gestioni SGR p.A. - Fondo BNL Trend      175,000              175,000
Doron Nevo(15)                               174,255              174,255
Lord Simon Clanmorris(16)                    171,958               71,958
Yes Telecom Ltd.                             170,000              170,000
Archangel Associates Ltd.                    150,000              150,000
O. Varol                                     150,000              150,000
McAndrews Held & Malloy, Ltd.(17)            150,000              150,000
Fred C. Applegate Trust                      150,000               50,000
Ronald Schuitemaker                          126,600              126,600
Winston Clarke                               125,000              125,000
Tony Ford                                    125,000              125,000
Stuart Gimbel                                121,500               46,000
First Global Technologies Corp.              115,000              115,000
Chadwell Hall Holdings Ltd. acc BJ           113,542              113,542
Poppylock Investments                        100,032              100,032
SCA Data Systems, Inc.(18)                   100,000              100,000
Bay Park Medical PC                          100,000              100,000
Grovearch Ltd.                               100,000              100,000
Tanya Christopher                            100,000               50,000
Bernard Kobrovsky, Trustee                   100,000               30,000
Barracuda Solutions Ltd.                      95,000               95,000
Bay Park Medical Pension Trust                81,865               81,865
Showtime Investment Ltd.(19)                  80,000               80,000
Harry Berman                                  80,000               25,000
Paul Chernis(10)                              77,500               77,500
Ronald A. Balzano(10)                         77,500               77,500
Lawrence J. Karr (18)                         75,000               75,000
Phillip Kamp                                  72,040               72,040
Olaf Cordt                                    72,040               72,040
Amberjack Marketing Ltd.                      66,666               66,666
Corporate and Legal Nominees L acc SC         60,000               60,000
Corporate and Legal Nominees L acc West       60,000               60,000
Alfred Sussman                                55,000               25,000
Isabella Marie Ball                           50,000               50,000
Lascar SA                                     50,000               50,000
The Siruss Trust                              40,000               40,000

                                        Number of Shares     Number of Shares
                                        Of Common Stock      Of Common Stock
                                        Beneficially         Offered for
                                        Owned as of          Account of
Name of Selling Security Holder         May 1, 2000(1)       Beneficial Owner
-----------------------------------     ----------------     ----------------
Australia Communication Brokers Pty Ltd.      40,000               40,000
BNP Jersey Nominees Company                   40,000               40,000
LaHougue Holdings Ltd.                        31,686               31,686
Treblemore Investments Ltd.                   31,686               31,686
Jack Berlin                                   28,650               28,650
Barbara Bromilow                              22,837               22,837
Simon Sharpe                                  20,000               20,000
Corporate and Legal Nominees L acc JH         16,500               16,500
Toga Developments Pty Ltd.                    15,871               15,871
Masterlink Investments Pty Ltd.               15,814               15,814
Howard Stover(18)                             12,500               12,500
D.V. Fogarty and A. H. Fogarty                11,133               11,133
Mirater Pty Ltd.                              11,076               11,076
Alix White                                    10,000               10,000
Kevin Murphy(18)                               7,500                7,500
R. Van Gass                                    6,907                6,907
Consutel Pty Ltd.                              6,228                6,228
Steve Szilagyi                                 5,000                5,000
Stefanie Szilagyi                              5,000                5,000
Susan Baillie                                  4,739                4,739
Nelius Ltd.                                    4,739                4,739
Greg Faul                                      3,500                3,500
John Kelly                                     2,800                2,800
Victoria Catlin(18)                            2,500                2,500
Mark Medow(18)                                 2,500                2,500


(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock which such person has the right to acquire within 60 days of May 1, 2000. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, we believe based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own.

(2) Includes an aggregate of 8,333,333 shares of common stock underlying common stock purchase warrants exercisable through September 30, 2000, at an exercise price of $3.00 per share. Shares underlying these warrants are being offered under this prospectus.

(3) Includes an aggregate of 3,333,333 shares of common stock underlying common stock purchase warrants exercisable through September 30, 2000, at an exercise price of $4.00 per share. Shares underlying these warrants are being offered under this prospectus.

(4) These shares are subject to restrictions on transferability and purchase options as set forth in the agreement entered into by and among Frontier, GlobalFirst, Mediatel, Chadwell Hall Holdings and Clariti, as further described above under "Risk Factors - A Billing Dispute with a Third Party May Affect the Price of Our Common Stock."

(5) Zandano and Partners SA served as a financial and investment banking consultant beginning in July 1999. Pursuant to a consulting agreement, we paid Zandano and Partners consulting fees of $210,000 during the nine months ended March 31, 2000. In April 2000 we also paid Zandano and Partners $1,164,625 for commission on the sale our common stock. Zandano and Partners holds warrants to purchase:
          - 500,000 shares of common stock through July 1, 2002, at an exercise price of $3.00 per share,
          - 1,500,000 shares of common stock through July 1, 2001, at an exercise price of $2.00 per share, and
          - 1,060,000 shares of common stock through May 9, 2003, at an exercise price of $3.025 per share.
     Shares of common stock underlying these all of these warrants are being offered under this prospectus.

(6) Daniel McDuffie is a Senior Vice President of Clariti Telecommunications International, Ltd. Shares beneficially owned include options to purchase 300,000 shares of common stock, 125,000 of which have not yet vested.

(7) Pennsylvania Merchant Group formerly served as a financial and business planning consultant. No consulting fees were paid to Pennsylvania Merchant Group during the year ended June 30, 1999 or the nine months ended March 31, 2000. We paid Pennsylvania Merchant Group consulting fees of $75,600 and $89,900 during the fiscal years ended June 30, 1998 and 1997, respectively.

(8) Includes an aggregate of 300,000 shares of common stock underlying common stock purchase warrants exercisable through September 30, 2000, at an exercise price of $5.00 per share. Shares underlying these warrants are being offered under this prospectus.

(9) Mr. Collura served as a consultant pursuant to a twelve-month consulting agreement providing for the payment of $10,000 per month and the issuance of 250,000 common stock purchase warrants exercisable at $2.38 per share expiring on January 4, 2002. Includes the 250,000 shares of common stock underlying these warrants as well as shares underlying additional warrants to purchase an aggregate of 195,000 shares (70,000 of which are exercisable through August 31, 2000 at $2.00 per share, 25,000 of which are exercisable through June 4, 2001 at $2.1875 per share, 50,000 of which are of which are exercisable through June 4, 2001 at $3.50 per share and 50,000 of which are exercisable through June 4, 2001 at $1.75 per share) which are all being offered under this prospectus. We paid Mr. Collura $60,000 during the fiscal year ended June 30, 1999 and another $60,000 during the nine months ended March 31, 2000.

(10) These individuals are members of the law firm Silverman, Collura, Chernis & Balzano, P.C., our former securities counsel. Includes an aggregate of 77,500 common stock purchase warrants issued to each of Mr. Chernis and

     Mr. Balzano, respectively (15,000 of which are exercisable through August 31, 2000 at $2.00 per share, 25,000 of which are exercisable through June 4, 2001, at an exercise price of $3.50 per share, 12,500 of which are exercisable through June 4, 2001, at an exercise price of $2.1875 per share, and 25,000 of which are exercisable through October 14, 2001, at an exercise price of $1.75 per share). Shares of common stock underlying these warrants are being offered under this prospectus.

(11) Includes an aggregate of 200,000 shares of common stock underlying common stock purchase warrants exercisable through June 15, 2000, at an exercise price of $5.00 per share. Shares underlying these warrants are being offered under this prospectus.

(12) Alan R. Davidson has served as a consultant since August 27, 1999 pursuant to a consulting agreement, which agreement provides for the issuance of common stock purchase warrants to purchase an aggregate of 200,000 shares of common stock through August 27, 2002, at an exercise price of $2.625 per share. Includes shares of common stock underlying these warrants which are being offered under this prospectus.

(13) The principals of EFM Associates are partners in the law firm of our current corporate counsel, Eizen Fineburg & McCarthy LLP. This amount represents an aggregate of 225,000 shares of common stock underlying common stock purchase warrants, 25,000 of which are exercisable through July 2, 2001, at an exercise price of $3.25 per share, 100,000 of which are exercisable through October 14, 2001, at an exercise price of $1.75 per share, and 100,000 of which are exercisable through October 4, 2002, at an exercise price of $2.4688 per share. Shares underlying these warrants are being offered under this prospectus.

(14) Includes an aggregate of 100,000 shares of common stock underlying common stock purchase warrants exercisable through September 30, 2000, at an exercise price of $5.00 per share. Shares underlying these warrants are being offered under this prospectus.

(15) Doron Nevo serves as a consultant to us pursuant to a three-year consulting agreement effective May 7, 1999 providing for the payment of $10,250 per month plus reimbursement of business travel expenses. We paid Mr. Nevo $109,081 during the nine months ended March 31, 2000.

(16) Lord Simon Clanmorris served as a member of our Board of Directors from December 1998 until his resignation in October 1999. We paid Lord Clanmorris $8,000 in directors fees during that period of time. Shares beneficially owned include options to purchase 100,000 shares of common stock.

(17) McAndrews Held & Malloy, Ltd. serves as our patent counsel. Includes 150,000 shares of common stock underlying warrants, exercisable through February 9, 2003 at an exercise price of $4.00 per share, issued as payment of legal fees amounting to $110,274. Shares underlying these warrants are being offered under this prospectus.

(18) SCA Data Systems, Inc. has served as an engineering consultant since January 1998 pursuant to a consulting agreement, which provides for the issuance of common stock purchase warrants to purchase an aggregate of

     200,000 shares of common stock through June 28, 2004. Of this amount, the exercise price of 100,000 warrants will be determined when certain performance milestones are achieved by SCA Data Systems. The remaining 100,000 warrants have an exercise price of $2.7188 per share, and were assigned to the following employees of SCA Data Systems: Lawrence J. Carr, Howard Stover, Kevin Murphy, Victoria Catlin and Mark Medow. Shares of common stock underlying all of these warrants are included in the amounts set forth opposite each such individual and are being offered under this prospectus. We paid SCA Data Systems $320,000 during the fiscal year ended June 30, 1999 and another $130,000 during the nine months ended March 31, 2000.

(19) Includes an aggregate of 40,000 shares of common stock underlying common stock purchase warrants exercisable through June 15, 2000, at an exercise price of $5.00 per share. Shares underlying these warrants are being offered under this prospectus.


                              PLAN OF DISTRIBUTION

     The selling security holders may offer and sell shares of common stock from time to time at their discretion:

     - in the over-the-counter market; or
     - other than in the over-the-counter market.

     Such transactions may be:

     - at prices and at terms then prevailing; or
     - at prices related to the then current market price; or
     - at negotiated prices.

     The distribution of the shares of common stock may be effected from time to time in one or more transactions including, without limitation:

     - a block trade in which the broker-dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     - face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary.

     In effecting sales, broker-dealers or agents engaged by the selling security holders may arrange for other broker-dealers or agents to participate. From time to time, one or more of the selling security holders may pledge, hypothecate or grant a security interest in some or all of the common stock owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling security holders hereunder. In addition, the selling security holders may from time to time sell short our common stock, and in such instances, this prospectus may be delivered in connection with such short sale and the common stock offered hereby may be used to cover such short sale.

     Sales of selling security holders' common stock may also be made pursuant to Rule 144 under the Securities Act, where applicable. The selling security holders' shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will receive no proceeds from the sale of common stock by the selling security holders. To the extent required under the Securities Act, the aggregate amount of selling security holders' common stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling security holder and/or purchasers of selling security holders' shares of common stock, for whom they may act. In addition, all sellers of selling security holders' shares of common stock, including the selling security holders themselves, may be deemed to be underwriters under the Securities Act and any profits on the sale of selling security holders' shares of common stock by them may be deemed to be underwriting discounts or commissions under the Securities Act. Selling security holders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business. From time to time each of the selling security holders may transfer, pledge, donate or assign their shares of common stock to lenders, family members and others and each of such persons will be deemed to be a "selling security holder" for purposes of this prospectus. The number of selling security holders' shares of common stock beneficially owned by those selling security holders who so transfer, pledge, donate or assign selling security holders' shares of common stock will decrease as and when they take such actions. The plan of distribution for selling security holders' shares of common stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling security holders hereunder.

     Including, and without limiting the foregoing, in connection with distributions of the common stock, a selling security holder may enter into hedging transactions with broker-dealers and the broker dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such selling security holder. A selling security holder may also enter into options or other transactions with broker dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A selling security holder may also loan or pledge the common stock to a broker dealer and the broker dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

     Each selling security holder will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M which provisions may limit the timing of purchases and sales of shares of our common stock by such selling security holder.

     We are bearing all costs relating to the registration of the shares of common stock, other than fees and expenses, if any, of counsel or other advisors to the selling security holders. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares of common stock will be borne by the selling security holder selling such shares of common stock.

     Stockholders holding an aggregate of 81,701,988 shares of common stock offered under this prospectus have contractually agreed with us not to sell or otherwise dispose of any of their shares. These lock-up agreements have expiration dates ranging from June 2000 to March 2002.


                  DESCRIPTION OF SECURITIES TO BE REGISTERED

     We are authorized to issue 300,000,000 shares of common stock, $.001 par value per share, and 2,000,000 shares of preferred stock, $.001 par value per share. As of May 1, 2000, we had 142,834,067 shares of common stock outstanding and no preferred stock outstanding. Our Board of Directors retired the Series A and C Preferred Stock designations in February 1997, retired the Series B Preferred Stock designation in September 1999 and retired our Series D Preferred Stock designation in February 1998.

Common Stock

     Each holder of common stock is entitled to one vote per share on all matters to be voted upon by our stockholders. Stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefore. We have not paid, and do not presently intend to pay, dividends on our common stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are validly authorized and issued and are fully paid and non-assessable.

Common Stock Purchase Warrants

     Included in the shares of common stock represented hereunder are 16,741,666 shares issuable upon exercise of warrants. The shares issuable upon exercise of the warrants are subject to adjustments upon certain events, including the declaration of a stock split, reclassification, subdivision or combination of outstanding shares of common stock into a greater or lesser number of shares. In such event, the exercise price of the warrants may be adjusted accordingly.

     The warrants may be exercised, in whole or in part, upon surrender of the certificate representing the warrants on or prior to the expiration date of the warrant accompanied by payment of the exercise price of the warrants. The holders of the warrants will not have the rights or privileges of holders of common shares until the warrants are exercised. We have agreed to register the shares of common stock underlying the warrants under the Securities Act. The shares of common stock included herein to be issued upon exercise of warrants are validly authorized and, when issued and paid for in accordance with warrants, will be issued, fully paid and non-assessable.


                                  LEGAL MATTERS

     The legality of the common stock included in this prospectus is being passed upon for us by Swidler Berlin Shereff Friedman, LLP, 405 Lexington Avenue, New York, New York 10174.


                                    EXPERTS

     The annual financial statements incorporated by reference onto this Registration Statement have been audited by Cogen Sklar LLP independent certified public accountants, for the periods and to the extent as set forth in their report appearing elsewhere herein, and are included in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.


              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain information included in this prospectus may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, such as information relating to expected capital expenditures and expected trends in operating losses and cash flows, as well as our ability to successfully do any or all of the following:

     - Lease SCA channels from FM radio stations for our wireless messaging system;

     - Develop and select partners to help market, sell and distribute our wireless messaging system;

     - Develop a marketing strategy of our wireless messaging system;

     - Complete the development of our wireless messaging system;

     - Gain market acceptance of our wireless messaging system;

     - Develop manufacturing and distribution channels for the wireless messaging system;

     - Manage the progress and costs of additional research and development of our wireless voicemail system;

     - Manage the risks, restrictions and barriers of conducting business internationally;

     - Reduce future operating losses and negative cash flow;

     - Manage the integration of our acquisitions;

     - Achieve our goal of becoming an international integrated telecommunications provider of a broad line of telecommunications products;

     - Obtain financing for operations and expansion;

     - Compete effectively in the markets we choose to enter;

     - Manage the effect on operating margins of changing long distance rates;

     - Manage the effect of events that interrupt delivery of services such as equipment failures;

     - Develop new products and services and enhance our current products and services;

     - Stimulate demand for our wireless voicemail messaging system; and

     - Manage the effect of the liquidation of Global First and Mediatel

     In addition, certain statements may involve risk and uncertainty if they are preceded by, followed by, or that include the words "intends," "estimates," "believes," "expects," "anticipates," "should," "could," or similar expressions, and other statements contained herein regarding matters that are not historical facts. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, risks:

     - associated with our operating losses;

     - relating to our development and expansion and possible inability to manage growth;

     - relating to our significant capital requirements;

     - relating to competition and regulatory developments;

     - relating to implementing local and enhanced services;

     - relating to our long distance business;

     - relating to the development and marketing of our Wireless
       Messaging System; and

     - related to securing an appropriate number of FM radio subcarrier frequencies

     All subsequent written and oral forward-looking statements attributable to Clariti or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. We do not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of the prospectus or to reflect the occurrence of unanticipated events.

     We have discussed these factors and other risks and uncertainties affecting us under the heading "Risk Factors" beginning on page 8 of this document and in other filings by us with the SEC.


             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     We file reports, and other information with the SEC. Our SEC filings can be inspected and copied at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and 7 World Trade Center, Suite 1300, New York, New York 10048. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov.

     We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we later file with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and until the time that all the shares offered by this prospectus are sold.

     - Current Report on Form 8-K dated April 17, 2000, filed with the SEC on April 17, 2000
     - Quarterly Report on Form 10-QSB for the period ended December 31, 1999, filed with the SEC on February 14, 2000
     - Current Report on Form 8-KA dated December 14, 1999, filed with the SEC on December 14, 1999
     - Quarterly Report on Form 10-QSB for the period ended September 30, 1999, filed with the SEC on November 22, 1999
     - Amendment to Annual Report on Form 10-KSB for the year ended June 30, 1999, filed with the SEC on November 22, 1999

     We will provide to each person, including any beneficial owner, to whom this document is delivered, a copy of any or all the information that has been incorporated by reference in this document, without charge, upon written or oral request to:

                        Clariti Telecommunications International, Ltd. 1735 Market Street
                        Mellon Bank Center, Suite 1300
                        Philadelphia, Pennsylvania  19103
                        Attention: Chief Accounting Officer
                        (215) 979-3600

     You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or a solicitation or an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this prospectus or any sale made hereunder at any time does not imply that information contained herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.   Other Expenses of Issuance and Distribution.

     SEC Registration Fee                  $ 75,731
     Printing                                 2,500
     Legal Fees and Expenses                 50,000
     Accounting Fees and Expenses             5,000
     Miscellaneous                            5,000
                                           --------
     Total                                 $138,231
                                           --------

All of these expenses will be paid by Clariti.


Item 15.   Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and Article XII of our Amended and Restated By-Laws contain provisions for indemnification of our officers, directors, employees and agents against expenses (including attorneys' fees), as well as judgments, fines and settlements, actually and reasonably incurred in connection with the defense of any civil, criminal, administrative or investigative action (other than an action by or in the right of Clariti), suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Our Amended and Restated By-Laws and the DGCL require us to indemnify such persons in any proceeding if such person acted in good faith and in a manner which such person reasonably believed to be in, or not opposed to, our best interest, and in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of the liability adjudication. Indemnification (including attorneys' fees) is mandatory to the extent a claim, issue or matter has been successfully defended.

     Our Amended and Restated Bylaws also provide that our Board of Directors may cause us to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person. We have directors' and officers' liability insurance.

     Our Amended Certificate of Incorporation limits the liability of directors and officers to the maximum extent permitted by the DGCL. The DGCL and our Amended Certificate of Incorporation provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including gross negligence, except liability for
(i) breach of the directors' duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption; and (iv) any transaction from which the director derives an improper personal benefit. The DGCL does not permit a corporation to eliminate a director's duty of care, and this provision of our Amended and Restated Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.


Item 16.   Exhibits

     5.1 Opinion of Swidler Berlin Shereff Friedman, LLP, special counsel for the Registrant, as to the legality of the securities being registered

    23.1  Consent of Independent Auditor

    23.2 Consent of Swidler Berlin Shereff Friedman, LLP (included in the opinion filed as Exhibit 5.1)


Item 17.   Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission, or the Commission, pursuant to Rule 424(b) if, in the aggregate, the changes in volume and prices represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements of filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania on the 12th day of May, 2000.

                               CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.

                               By: s/ Peter S. Pelullo
                                   -------------------
                                   Peter S. Pelullo
                                   Chairman of the Board,
                                   President and
                                   Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

NAME AND SIGNATURE                       TITLE                    DATE
------------------              -----------------------       ------------
s/Peter S. Pelullo              Chairman of the Board,        May 12, 2000
------------------              President and Chief
Peter S. Pelullo                Financial Officer
                                (Principal Financial
                                Officer)


s/Ronald R. Grawert             Chief Executive Officer       May 12, 2000
-------------------             (Principal Executive
                                and Director)


s/James M. Boyd, Jr.            Vice President of             May 12, 2000
--------------------            Finance and Chief
James M. Boyd, Jr.              Accounting Officer



      *                         Co-Vice Chairman              May 12, 2000
---------------                 of the Board
Louis C. Golm                   and Director



      *                         Co-Vice Chairman              May 12, 2000
-------------------             of the Board
Michael H. Jordan               and Director

      *                         Director                      May 12, 2000
----------------
Abraham Carmel



      *                         Director                      May 12, 2000
---------------------
John N. D'Anastasio


      *                         Director                      May 12, 2000
-----------------------
Hans Georg Hinderling



      *                         Director                      May 12, 2000
-------------------
Chester John Hunt


      *                         Director                      May 12, 2000
--------------------
Robert J. Sannelli


* By: s/ Peter S. Pelullo
      -------------------
      Attorney-In-Fact